No Act

P.E. 12/13/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005971

February 25, 2014

Received SEC
FEB 25 2014
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (005)
Public
Availability: 2-25-14

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: NextEra Energy, Inc.
Incoming letter dated December 31, 2013

Dear Mr. Dye:

This is in response to your letter dated December 31, 2013 concerning the shareholder proposal submitted to NextEra by Myra K. Young. We also have received letters on the proponent's behalf dated January 8, 2014 and January 27, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: NextEra Energy, Inc.
Incoming letter dated December 31, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in the charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that NextEra may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that NextEra may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that NextEra may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that NextEra may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
NextEra Energy, Inc. (NEE)
Simple Majority Vote
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 31, 2013 no action request by proxy.

The company failed to cite one Staff Reply Letter that concurred that a rule 14a-8 proposal on the topic of simple majority vote was purportedly more than one proposal.

There were 15 proposals voted at major companies in 2013 on the topic of simple majority vote.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young

Alissa E. Ballot <Alissa.Ballot@NextEraEnergy.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
NextEra Energy, Inc. (NEE)
Simple Majority Vote
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 31, 2013 no action request by proxy.

The company's proxy fails to address the full text of this message to the company:

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Wed, 11 Dec 2013 20:54:30 -0800
To: "Ballot, Alissa" <Alissa.Ballot@NextEraEnergy.com>
Subject: Shareholder Proposal (NEE)

Dear Ms. Ballot, This is believed to be one shareholder proposal. **There have been cases where a single shareholder proposal, that won a majority vote, is then submitted to shareholders as a management proposal and it is then made into more than one proposal.**
Sincerely,
John Chevedden
cc: Myra K. Young

There seems to be no disagreement that this rule 14a-8 proposal addresses only supermajority voting. This is in contrast to the company proxy's purported precedents starting at the bottom of page 3 that address mulitple issues:

• Duke Energy
Directors to own minimum stock & disclose conflicts of interest & be paid with stock
• Health South
Increase board size & resulting vacancies to be filled by shareholders
• Exxon
Require more director candidates than director seats & require diverse director nominees

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young

Alissa E. Ballot <Alissa.Ballot@NextEraEnergy.com>

[NEE: Rule 14a-8 Proposal, November 27, 2013]

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated NextEra D for executive pay – $33 million for Lewis Hay. Plus CEO annual incentive pay would not rise or fall in line with annual performance and unvested equity pay would not lapse upon CEO termination.

In regard to our board, Hansel Tookes (on our executive pay and nomination committees) and Lewis Hay served on the boards of 4 companies each – over-commitment concern. And Robert Beall (on our executive pay committee) had 24-years long-tenure which detracts from director independence.

GMI said other limits on shareholder rights and management-controlled takeover defense mechanisms in place at NextEra included:
• Limits on the right of shareholders to convene a special or emergency meeting
• Limits on the right of shareholders to take action by written consent • The absence of confidential voting policies • The absence of cumulative voting rights.
There were also forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or NextEra's own history.

GMI said that it was necessary to obtain 75% shareholder approval to amend our Articles on Capital Stock, Common Stock, Directors, Shareholder Action, Business Combination and Amendment of our charter. A 75% vote was required to remove a director for cause. GMI said NextEra had a higher shareholder class action litigation risk than 98% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

By Email (shareholderproposals@sec.gov)

December 31, 2013

Rule 14a-8(c)
Rule 14a-8(i)(3)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: NextEra Energy, Inc.
Shareholder Proposal Submitted by John Chevedden on Behalf of Myra K. Young

Ladies and Gentlemen:

We are submitting this letter on behalf of NextEra Energy, Inc. (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2014 annual meeting of shareholders (the "2014 proxy materials") a shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden ("Chevedden") on behalf of Myra K. Young ("Young" or the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2014 proxy materials for the reasons discussed below.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its exhibits also are being sent to Chevedden (as requested by Young). Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, the undersigned is taking this opportunity to inform Chevedden and Young that if either of them elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned.

The Company currently intends to begin printing its 2014 proxy materials on March 26, 2014 and to file its 2014 proxy materials with the Commission on or about April 7, 2014.

THE PROPOSAL

The resolution included in the Proposal is set forth below:

"RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

BASES FOR EXCLUSION

We request that the Staff concur that the Company may exclude the Proposal pursuant to:

- Rule 14a-8(c) because the Proposal constitutes multiple proposals; and
- Rule 14a-8(i)(3) because the supporting statement contains unsubstantiated and misleading references to non-public materials that the Proponent has not made available to the Company for review.

BACKGROUND

On November 28, 2013, Chevedden sent the Proposal to the Company via email. The email included a letter from Young dated November 26, 2013 (the "Young Letter") purporting to authorize Chevedden and/or his designee as proxy to submit an unidentified proposal to the Company and to act on Young's behalf regarding the proposal. A copy of Chevedden's submission, including the Proposal and the Young Letter, is attached as Exhibit 1.

On December 4, 2013, Chevedden emailed to the Company a letter from TD Ameritrade dated December 4, 2013 (the "TD Ameritrade Letter"). The TD Ameritrade Letter was addressed to Young and provided evidence of Young's continuous beneficial ownership of 100 shares of

Company's common stock from April 9, 2012 through the date of the TD Ameritrade Letter. A copy of the TD Ameritrade Letter is attached as Exhibit 2.

On December 10, 2013, the Company sent a deficiency letter (the "Deficiency Letter") to Chevedden via email. Among the deficiencies cited in the Deficiency Letter was that the Proposal contains more than one proposal in violation of Rule 14a-8(c). The Deficiency Letter requested that Chevedden advise the Company of which proposals he wished to withdraw. Further, because the supporting statement purports to summarize statements attributable to GMI Ratings, the Deficiency Letter also requested that Chevedden provide a copy of the report or other document containing the GMI Ratings so that the Company can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner. A copy of the Deficiency Letter and proof of delivery is attached as Exhibit 3.

On December 11, 2013, Chevedden sent an email to the Company stating that "[t]his is believed to be one shareholder proposal." A copy of the email is attached as Exhibit 4.

On December 12, 2013, Chevedden emailed to the Company a copy of a letter from Young, dated December 12, 2013, stating that Young is "the sole proponent of [the] proposal." The letter identified the proposal that Young wished to submit as "Proposal 4* Simple Majority Vote" dated "November 27, 2013." A copy of the letter is attached as Exhibit 5.

The 14-day deadline for responding to the Company's Deficiency Letter has passed. The Company has not received any correspondence from Chevedden or Young withdrawing any portion of the Proposal or providing a copy of the GMI Ratings report.

ANALYSIS

I. Rule 14a-8(c) – The Proposal Constitutes Multiple Proposals

A. The Exclusion

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular meeting of shareholders. The one-proposal limitation applies not only to a proponent's submission of multiple proposals in multiple submissions, but also to a proponent's submission of an ostensibly single proposal which in fact "bundles" multiple proposals.

The Staff has consistently taken the position that a company may exclude a shareholder proposal under Rule 14a-8(c) where the proposal in fact represents more than one proposal and the shareholder fails to reduce the number of proposals after receiving notice of the deficiency. Moreover, the Staff has long recognized that multiple, bundled proposals will not be considered a single proposal just because they relate to the same general topic. In *Duke Energy Corp.* (Feb. 27, 2009), for example, the Staff permitted the company to exclude a proposal which would have required the company's directors to own a minimum amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's stock. The Staff agreed that the proposal consisted of three separate proposals despite the proponent's argument that, because the proposal related to a single concept of improving director accountability, the submission was in fact one proposal. *See also HealthSouth Corp.* (Mar. 28, 2006) (permitting exclusion of proposal that sought to amend two separate provisions of the company's bylaws, one to grant shareholders the power to increase the size of the board and the second to allow shareholders to fill any director vacancies created by the increase, despite the proponent's argument that both provisions related to the single concept of giving shareholders the power to add directors of their own choosing); *Exxon Mobil Corp.* (Mar. 19, 2002) (permitting exclusion of proposal requesting that the company's slate of director nominees be larger each year than the number of available board seats and that the additional nominees come from varied backgrounds that offer in-depth experience with a variety of stakeholder groups because, while both proposals related to the single concept of diversification of the board, there was "no necessary link or relationship between the two proposals that would make it appropriate to combine them as a single item of business"); and *Centra Software, Inc.* (Mar. 31, 2003) (permitting exclusion of proposal requesting amendments to the bylaws to require separate meetings of the independent directors and to require that chairman of the board not be a company officer or employee because the proposal seeks to amend two separate and distinct provisions of the bylaws and "[a] shareholder might wish to vote for one proposal, but not the other.")

B. Applicability of the Exclusion

Although the Proposal is couched as a single proposal, the Proposal asks shareholders to recommend to the Company's board of directors (the "Board") the elimination of at least four separate provisions of the Company's Amended and Restated Articles of Incorporation (the "Charter") and two provisions of the Company's Amended and Restated Bylaws (the "Bylaws"). Each of these supermajority provisions applies to a different action by shareholders, and none of the provisions is dependent upon or related to any of the others. Because elimination of all six of these supermajority provisions would require six separate entries on the Company's proxy card and six separate votes of shareholders, the Company notified Chevedden in the Deficiency Letter that the Proposal is in fact multiple proposals and requested that he reduce the number of proposals to one. Chevedden failed to do so.

The Charter requires a greater than majority vote of shareholders to approve any of the following actions: (i) removal of directors by shareholders for cause (Article IV, Section 3), (ii) certain business combinations (Article VI, Section 1.A), (iii) amendment of certain provisions of the Charter (*i.e.,* Article VII (Amendment of Articles of Incorporation and Bylaws), the first sentence of Section 3 of Article III (Voting Entitlement of Common Stock), Article IV (Board of Directors), Article V (Action by Shareholders) and Article VI (Certain Business Combinations) of the Charter) (Article VII, Section 1), and (iv) amendment of the Bylaws by shareholders (Article VII, Section 2). In addition, the Company's Bylaws require a greater than majority vote of shareholders to approve either of the following actions: (i) removal of directors by shareholders for cause (Article II, Section 4) and (ii) amendment of the Bylaws by shareholders (Article VIII).

Each of these supermajority provisions relates to a distinct action, unrelated to the other actions that require supermajority approval, and each provision exists to promote a different policy or objective. For instance, the Charter contains a "fair price" provision which requires a supermajority vote of shareholders to approve a "business combination" with an "interested shareholder" in certain circumstances. See Article VI, Section 1.A. of the Charter. The purpose of the "fair price" provision is to protect shareholders against coercive takeover tactics and may benefit shareholders by assuring payment of a higher price in the event of a business combination. The "fair price" provision is completely unrelated to Article IV, Section 3 of the Charter, which in certain circumstances requires a supermajority vote for shareholders to remove a director for cause (as defined in the Charter). The purpose of the "director removal provision" is to permit shareholders to remove a director from office for failure to satisfy the standard of conduct specified in the Charter. This provision, in turn, and like the other provisions that require a supermajority vote, is completely unrelated to Article III, Section 3 of the Charter, which provides that each share of common stock entitles its holder to one vote at meetings of shareholders. This provision seeks to protect the principle of "one share, one vote," and may, in certain circumstances, be amended only upon a supermajority vote of shareholders.

Because the supermajority provisions of the Charter and Bylaws are unrelated to one another, and each exists independently to promote a distinct policy or objective, a shareholder might wish to request that the Board take the actions necessary to eliminate one supermajority provision, but not another. The Proposal, however, bundles all of the supermajority provisions in a single proposal, forcing shareholders to choose whether or not to request the sacrifice of supermajority provisions they favor in the hope of eliminating ones they disfavor. As a result, a vote on the Proposal would not provide the Company with any insight into whether (or not) shareholders would prefer to eliminate one or more supermajority voting provisions.

If the Proponent wishes to ask the Board to take the actions necessary to eliminate supermajority provisions from the Charter and Bylaws, she may seek to do so under Rule 14a-8, but only by submitting each proposed Charter or Bylaw amendment as a separate proposal. It was made clear in *Greenlight Capital LP v. Apple, Inc.*, Case 1:13-cv-00900-RJS (S.D.N.Y. Feb. 22, 2013), that a company may not bundle into a single proposal for approval by shareholders a package of charter amendments that are unrelated to one another. In that case, Apple sought shareholder approval of amendments to its articles of incorporation to (i) eliminate language relating to the term of office of directors in order to facilitate the adoption of majority voting for the election of directors, (ii) eliminate provisions allowing the board of directors to issue "blank check" preferred stock, (iii) establish a par value for Apple's common stock, and (iv) make other conforming changes, including eliminating references to preferred stock. A shareholder sought to enjoin the meeting of shareholders on the ground that the proposal was in fact multiple proposals and that shareholders were entitled to vote on each amendment separately. The court granted the injunction, holding that Apple's presentation of the charter amendments as a single proposal violated Commission rules prohibiting "bundling" of separate matters into a single matter for purposes of a shareholder vote.[3] The court rejected Apple's contention that the proposal involved one singular action of amending the articles of incorporation. Even though all of the amendments arguably related to corporate governance matters, the court held that each of the amendments required a separate shareholder vote. The court explained that the bundling of items forces shareholders to "approve or disapprove a package of items and thus approve [or disapprove] matters they [would] not if presented independently." Further, the court said, bundling denies shareholders the ability to "communicate to the [Board] their views on each of the matters put to a vote."

The Staff has recognized that the shareholder proposal process is "an avenue for communications between shareholders and companies." Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB No. 14"). However, a vote on the Proposal would not result in any comprehensible communication of shareholder views, since it proposes changes to six distinct provisions of the Charter and Bylaws, each of which exists independently to promote a different policy or objective. It is entirely possible that shareholders would wish to retain, for example, the requirement of a supermajority vote to amend the one-share, one-vote provision or the fair price provision, while favoring elimination of one or more other supermajority voting provisions. A shareholder might also wish to express no preference on one proposal while expressing a preference on others. By bundling multiple proposals in a single proposal, the Proposal deprives shareholders of the ability to communicate their views on the six individual proposals, and would leave the Company completely uninformed regarding the preferences of its shareholders, regardless of the outcome of the vote.

The Proposal, like the package of charter amendments considered by the court in *Greenlight Capital*, bundles multiple proposals into a single proposal, depriving shareholders of the ability to vote separately on each proposal and to communicate to the Board their views on each proposal. Because the court's decision in *Greenlight Capital* prohibited bundling of unrelated provisions into a single proposal, and because the Staff has consistently permitted exclusion of a proposal that represents more than one proposal when the proponent fails to timely reduce the number of proposals after receiving notice of deficiency, we believe the Proposal may be excluded under Rule 14a-8(c) because it contains multiple proposals.

---

[3] Rule 14a-4(a)(3) under the Exchange Act requires that the "form of proxy...identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Rule 14a-4(b)(1) requires that shareholders be given "an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon."

II. Rule 14a-8(i)(3) – The Supporting Statement Contains Unsubstantiated and Misleading References To Non-Public Materials That the Proponent Has Not Made Available To the Company For Review

A. The Exclusion

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin 14B (Sep. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As noted in SLB 14B, Rule 14a-8(i)(3) encompasses the supporting statement as well as the proposal as a whole.

The Staff has repeatedly taken the position that statements included in a disclosure document that are attributed to a third party or external source may render the disclosure false and misleading in violation of Rule 14a-9 if the statements are mischaracterized or taken out of context. Thus, where a company's proxy statement includes statements attributed to a third party report or other source, the Staff has requested copies of the external source materials to ensure that the statements do not violate Rule 14a-9. In an August 2, 2011 comment letter to Forest Laboratories, Inc., for example, the Staff requested that the company provide copies of external documents, including a research report, which the company had referenced as the basis of support for statements made in the company's proxy materials. The Staff in that instance stated, "where the basis of support [for statements made in proxy soliciting materials] are other documents...to which you cite.., provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely." *See also H.J. Heinz Co.* (Jul. 21, 2006) (Staff stated that "when excerpting disclosure from other sources, such as newspaper articles or press reports, ensure that...you properly quote and describe the context in which the disclosure has been made so that its meanings is clear. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears.").

Similarly, the Staff has stated that references in a shareholder proposal to external sources may violate the Commission's proxy rules and therefore may support exclusion pursuant to Rule 14a-8(i)(3). In SLB No. 14, for example, the Staff explained that a proposal's reference to a website may render the proposal false and misleading if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Moreover, in Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB No. 14G"), the Staff stated that references in a shareholder proposal to a non-operational website are excludable under Rule 14a-8(i)(3) because "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the Staff to evaluate whether the website reference may be excluded." SLB No. 14G further explained that a reference to an external source that is not publicly available may not be excluded "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." *See also The Charles Schwab Corp.* (*Mar.* 7, 2012) (Staff did not concur in the exclusion of a website address from the text of a shareholder proposal, noting that "the proponent has provided [the company] with the information that would be included on the website"); *Wells Fargo & Co.* (Mar. 7, 2012) (same); and *The Western Union Co.* (Mar. 7, 2012) (same).

B. Applicability of the Exclusion

Here, certain portions of the Proposal's supporting statement purport to summarize statements reported by GMI Ratings, an independent investment research firm. However, the GMI Ratings information may be contained in a GMI Ratings report or through the GMI Ratings subscriber website, neither of which is publicly available.[1] Neither Chevedden nor the Proponent has provided the Company with a copy of the documents that support the statements in the Proposal attributed to GMI Ratings, despite the Company's request in the Deficiency Letter that he do so. Moreover, the Company is not a subscriber to GMI Ratings. While GMI Ratings will provide "summary" copies of certain of its research reports once every twelve months to companies that are not subscribers, these courtesy copies are simply summaries of the more extensive research and analysis that is available only to paid subscribers. As a result, the Company is unable to verify whether the references in the supporting statement to GMI Ratings are supported by the source documents and are not being presented in the supporting statement in a false and misleading manner. In addition, the reports and analyses available to GMI Ratings' paid subscribers are dynamic and are updated as often as weekly, meaning the Company will also be unable to determine whether the statements in the Proposal attributed to GMI Ratings will be out of date or superseded by updated information when the 2014 proxy materials are distributed.

Further, certain statements in the supporting statement are explicitly attributed to GMI Ratings, while other statements are presented in a way that indicates that they may be attributable

[1] The GMI Ratings website (http://www3.gmiratings.com/home/) contains links to resources such as ESG Analytics, AGR Analytics and various "products" that include GMI Analyst, Forensic Alpha Model, GMI Compliance, Global LeaderBoard, and Custom Research. None of these reports is available to the companies that GMI Ratings reports on without a paid subscription. Instead, upon request, GMI Ratings will provide companies that are not subscribers with only one complimentary "overview copy" of GMI Ratings' "ESG and AGR" report once every twelve months.

to GMI Ratings. For instance, the first sentence of the Proposal's fifth paragraph expressly attributes to GMI Ratings a rating of the Company's executive pay. Similarly, the first sentence of the Proposal's seventh paragraph is expressly attributed to GMI. The statements in the remainder of those paragraphs are not expressly attributed to GMI Ratings, but a reader could easily infer that all of the statements in those paragraphs are derived from the GMI Ratings source documents. In addition to the confusion this causes, the Company has no ability to verify whether those statements, if attributed to GMI Ratings, are supported by the underlying source documents.

Because the Proponent failed to provide the Company with a copy of the GMI Ratings source materials to which the Proponent attributed numerous statements, the Company has no way of verifying whether those statements are mischaracterized or are taken out of context, or whether the GMI Rating reports have been subsequently updated or are out of date. Therefore, as indicated by SLB No. 14G, and consistent with the Staff's positions in the comment letters to *Forest Laboratories* and *H.J. Heinz Co.*, the Proposal violates Rule 14a-9 and therefore may be excluded pursuant to Rule 14a-8(i)(3). In the alternative, if the Staff does not concur that the Proposal may be excluded in its entirety, we believe that the Proponent must revise the Proposal to delete the paragraphs that refer to or appear to be attributable to GMI Ratings. *See Amoco Corp.* (Jan. 23, 1986) (allowing omission of certain portions of a proposal that alleged "anti-stockholder abuses," where no such abuses existed).

CONCLUSION

For the reasons set forth above, the Company believes that the Proposal may be excluded under Rules 14a-8(c) and 14a-8(i)(3). The Company respectfully requests the Staff's concurrence in the Company's view or, alternatively, confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the proxy statement for its 2014 annual meeting of shareholders.

We would be happy to provide the Staff with additional information and answer any questions. In accordance with Staff Legal Bulletin 14F, Part F (Oct. 18, 2011), please send your response to this letter to me by e-mail at alan.dye@hoganlovells.com.

Very truly yours,

Alan L. Dye

Alan L. Dye

Cc: Charles E. Sieving, EVP & General Counsel
Alissa E. Ballot, VP & Corporate Secretary
John Chevedden

Exhibit 1

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James L. Robo
Chief Executive Officer
NextEra Energy, Inc. (NEE)
700 Universe Boulevard
Juno Beach, FL 33408
PH: 561-694-4000
FX: 561-694-4999

Dear Mr. Robo,

I hold stock in NEE because I believe the company has unrealized potential, which can be unlocked by making our corporate governance more competitive. The cost of such reforms is low, especially as compared to benefits.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. I hereby delegate JohnChevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to JohnChevedden
(PH: *** FISMA & OMB Memorandum M-07-16 *** at:
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

11/26/2013

Myra K. Young — Date
Sincerely,

cc: Alissa E. Ballot
Corporate Secretary

[NEE: Rule 14a-8 Proposal, November 27, 2013]

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated NextEra D for executive pay – $33 million for Lewis Hay. Plus CEO annual incentive pay would not rise or fall in line with annual performance and unvested equity pay would not lapse upon CEO termination.

In regard to our board, Hansel Tookes (on our executive pay and nomination committees) and Lewis Hay served on the boards of 4 companies each – over-commitment concern. And Robert Beall (on our executive pay committee) had 24-years long-tenure which detracts from director independence.

GMI said other limits on shareholder rights and management-controlled takeover defense mechanisms in place at NextEra included:

• Limits on the right of shareholders to convene a special or emergency meeting

• Limits on the right of shareholders to take action by written consent • The absence of confidential voting policies • The absence of cumulative voting rights.

There were also forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or NextEra's own history.

GMI said that it was necessary to obtain 75% shareholder approval to amend our Articles on Capital Stock, Common Stock, Directors, Shareholder Action, Business Combination and Amendment of our charter. A 75% vote was required to remove a director for cause. GMI said NextEra had a higher shareholder class action litigation risk than 98% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email | *** FISMA & OMB Memorandum M-07-16 ***

Exhibit 2

Ballot, Alissa

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, December 04, 2013 10:03 PM
To:	Ballot, Alissa
Cc:	Investor-Relations
Subject:	Rule 14a-8 Proposal (NEE) tdt

Dear Ms. Ballot,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Myra K. Young

TD Ameritrade

Post-it® Fax Note 7671		Date 12-4-13	# of pages ▶
To Alissa Ballot		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 571-694-4959		Fax #	

December 4, 2013

Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Myra K Young,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that Myra K Young has continuously held 100 shares of NextEra Energy INC (NEE) common stock in her TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade since April 9, 2012.

DTC number 0188 is the clearing house number for TD Ameritrade.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Exhibit 3

Ballot, Alissa

From:	Ballot, Alissa
Sent:	Tuesday, December 10, 2013 9:36 AM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	NextEra Energy - Deficiency Letter re Shareholder Proposal
Attachments:	NEE lttr to Chevedden re deficiencies 12-10-13.pdf

Dear Mr. Chevedden:

Attached is a deficiency letter regarding the shareholder proposal that you submitted by e-mail on November 28, 2013 in connection with the NextEra Energy, Inc. 2014 Annual Meeting of Shareholders, along with a copy of Rule 14a-8.

Very truly yours,

Alissa Ballot

Alissa E. Ballot
Vice President & Corporate Secretary
NextEra Energy, Inc.
700 Universe Blvd.
Juno Beach, FL 33408
561-691-7721

FL Authorized House Counsel
Not a member of the Florida Bar

era
ENERGY

Alissa E. Ballot
Vice President & Corporate Secretary

December 10, 2013

Via Email: *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for NextEra Energy, Inc. ("NextEra Energy") 2014 Annual Meeting

Dear Mr. Chevedden:

We are in receipt of your e-mail dated November 28, 2013, which transmitted (1) a shareholder proposal dated November 27, 2013 relating to elimination of super-majority voting provisions from our charter and bylaws (the "Proposal") and (2) a letter from Myra K. Young, dated November 26, 2013, purporting to appoint you and/or your designee as Ms. Young's proxy to submit an unidentified proposal to us on her behalf. We received the e-mail on November 28, 2013.

The purpose of this letter is to inform you that, for the following reasons, we believe that your submission does not comply with Rule 14a-8 under the Securities Exchange Act of 1934 and therefore is not eligible for inclusion in NextEra Energy's 2014 proxy statement.

First, we do not believe that Rule 14a-8 permits you to submit a shareholder proposal as a proxy for Myra K. Young. See *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young* (Civil Action 4:13-CV-00176-KPE). Even if Rule 14a-8 permitted submission of a shareholder proposal by proxy, the letter from Ms. Young that you submitted to us does not establish that Ms. Young authorized submission of the Proposal. The letter does not identify the proposal that she authorized you to submit on her behalf, appears to be a "form letter" in which the company name, address and date were typed in, and bears a date that precedes the date of the Proposal. For these reasons, it is not clear that Ms. Young authorized you to submit the Proposal to NextEra Energy. Accordingly, we consider you to be the sole proponent of the Proposal.

As you know, Rule 14a-8(b) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. Our records do not list you as a record holder of NextEra Energy's common stock. Because you are not a record holder, you may substantiate your ownership in either of two ways:

1. you may provide a written statement from the record holder of the shares of NextEra Energy common stock beneficially owned by you, verifying that, on November 28, 2013, when you submitted the Proposal, you had continuously held, for at least one year, the requisite number or value of shares of NextEra Energy's common stock; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting your ownership of the requisite number or value of shares of NextEra Energy's common stock as of or before the date on which the one-year eligibility period began, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

In addition, you must include your own written statement that you intend to continue to hold the requisite number or value of NextEra Energy's common stock through the date of NextEra Energy's 2014 annual meeting of shareholders, as required by Rule 14a-8(b)(2).

As you know, the staff of the SEC's Division of Corporation Finance has provided guidance to assist companies and shareholders with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (October 18, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on the Company's stock records as the owner of the securities or a DTC participant (or an affiliate of a DTC participant). A proponent who is not a record owner must therefore obtain the required written statement from the DTC participant through which the proponent's securities are held. If a proponent is not certain whether its broker or bank is a DTC participant, the proponent may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds the proponent's securities is not on DTC's participant list, the proponent must obtain proof of ownership from the DTC participant through which its securities are held. If the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required number or value of securities had been continuously held by the proponent for at least one year preceding and including the date of submission of the proposal - with one statement from the proponent's broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

Separately, the supporting statement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. To enable us to verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, please provide us a with copy of the report.

Finally, under SEC Rule 14a-8(c), each shareholder may submit no more than one proposal for a particular shareholders meeting. Although couched as a single proposal, the Proposal actually asks the NextEra Energy Board of Directors to propose to shareholders the amendment of at least three separate sections of NextEra Energy's Amended and Restated Articles of Incorporation (the "Articles") and separately to amend the NextEra Energy Amended and Restated Bylaws (the "Bylaws"). Under SEC Rules 14a-4(a)(3) and 14a-4(b)(1), as interpreted in February 2013 by the U.S. District Court for the Southern District of New York in *Greenlight Capital v. Apple*, material amendments must be "unbundled," or presented separately, for consideration by shareholders. As the amendments requested under the Proposal would likely need to be presented in a number of separate proposals, the Proposal itself appears to be at least three different proposals with respect to the Articles and an additional proposal with respect to the Bylaws. Therefore, please advise NextEra Energy within fourteen days of your receipt of this letter which proposals you wish to withdraw.

For the Proposal to be eligible for inclusion in NextEra Energy's 2014 proxy materials, the information requested above must be furnished to us electronically or be postmarked no later than 14 calendar days from the date you receive this letter. If the information is not provided, NextEra Energy may exclude the Proposal from its proxy materials pursuant to Rule 14a-8(f).

The requested information may be provided to the undersigned at Alissa E. Ballot, Vice President & Corporate Secretary, NextEra Energy, Inc., PO Box 14000, 700 Universe Boulevard, Juno Beach, FL 33408-0420, or by facsimile at: 561-691-7702.

In accordance with SEC Staff Legal Bulletin Nos. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference.

If you respond in a timely manner to this letter and cure the aforementioned deficiencies, NextEra Energy will review the Proposal. Please note that, in accordance with Exchange Act Rule 14a-8, a proposal may be excluded on various grounds.

Very truly yours,

Alissa E. Ballot

Enclosure

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (I)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (I)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Ballot, Alissa

From: Microsoft Outlook
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 10, 2013 9:36 AM
Subject: Relayed: NextEra Energy - Deficiency Letter re Shareholder Proposal

Delivery to these recipients or groups is complete, but no delivery notification was sent by the destination server:

*** FISMA & OMB Memorandum M-07-16 ***

Subject: NextEra Energy - Deficiency Letter re Shareholder Proposal

Exhibit 4

Ballot, Alissa

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 11, 2013 11:55 PM
To: Ballot, Alissa
Subject: Shareholder Proposal (NEE)

Dear Ms. Ballot, This is believed to be one shareholder proposal. There have been cases where a single shareholder proposal, that won a majority vote, is then submitted to shareholders as a management proposal and it is then made into more than one proposal.

Sincerely,
John Chevedden
cc: Myra K. Young

Exhibit 5

Ballot, Alissa

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 12, 2013 1:52 PM
To: Ballot, Alissa
Subject: Method of Submittal Issue (NEE) mos'

Dear Ms. Ballot,
Although not believed to be necessary the attachment is provided as a special accommodation to the company. It is in response to the vague company letter based on a speculative theory.
Sincerely,
John Chevedden
cc: Myra K. Young

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Alissa E. Ballot
Corporate Secretary
NextEra Energy, Inc. (NEE)
700 Universe Boulevard
Juno Beach, FL 33408
PH: 561-694-4000
FX: 561-694-4999
Alissa.Ballot@NextEraEnergy.com

Dear Ms. Ballot,

This is to respond to the company letter within the 14-days requested.
The rule 14a-8 proposal:
[NEE: Rule 14a-8 Proposal, November 27, 2013]
Proposal 4* – Simple Majority Vote
was submitted using a method in use for at least 15-years for rule 14a-8 proposals. This is to reconfirm the cover letter and proposal. I am the sole proponent of this proposal. This additional confirmation is believed unnecessary and is forwarded as a special accommodation for the company.

Sincerely,

Myra K. Young — 12/12/2013

Myra K. Young — Date